INTEGRATED ENVIRONMENTAL TECHNOLOGIES, LTD.
4235 Commerce Street
Little River, South Carolina 29566
843-390-2500

August 1, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549
Attention:  Rufus Decker, Accounting Branch Chief

Re:	Integrated Environmental Technologies, Ltd. Form 8-K Filed July 22, 2011 File No. 0-26309

Dear Mr. Decker:

This letter sets forth the response of Integrated Environmental Technologies, Ltd. (“IET”) to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), in the Staff’s letter dated July 27, 2011, with respect to IET’s Form 8-K referenced above.

Form 8-K Filed On July 22, 2011

1.  Please amend your report to include all of the information required by Item 4.02(a) of Form 8-K, including disclosure of the following information:

•	the date of the conclusion regarding the non-reliance; and

•
a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in the filing pursuant to this Item 4.02(a).

Response – IET will amend its Form 8-K in accordance with the Staff’s comment as soon as is practicable.

In connection with the response provided above, IET acknowledges the following:

•	IET is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	IET may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the foregoing, please contact the undersigned or our outside counsel, Paul T. Colella, Esq. of the law form of Giordano, Halleran & Ciesla, P.C. at 732-741-3900.  Thank you.

Very truly yours,

/s/Thomas S. Gifford
THOMAS S. GIFFORD
Executive Vice President, Chief Financial
Officer, Treasurer and Secretary